ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                      (303) 839-0061                Fax: (303) 839-5414


                                February 22, 2013


Amy Reischauer
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re:   CEL-SCI Corporation
               Registration Statement on Form S-3, Amendment No. 2 File No. 333-186103

     This office represents CEL-SCI Corporation (the "Company"). Amendment No. 2 to the Company's Registration Statement on Form S-3 has been filed with the Commission. The legal opinion filed as Exhibit 5 to the registration statement has been amended in response to the staff's letter dated February 20, 2013.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                             Very Truly Yours,

                                             HART & HART, LLC

                                             /s/ William T. Hart

                                             By
                                                  William T. Hart